STIFEL, NICOLAUS & COMPANY, INCORPORATED

One Montgomery Street, Suite 3700

San Francisco, California 94104

June 27, 2011

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3720

Washington, D.C. 20549

Attention:	Larry Spirgel
Assistant Director

Re:	Envivio, Inc. (the “Registrant”)

Registration Statement on Form S-1

Registration No. 333-173529

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, the undersigned, as representative of the several underwriters, wishes to advise that between June 14, 2011 and the date hereof, 2,450 copies of the Preliminary Prospectus dated June 14, 2011 were distributed as follows:

•	2000 to prospective underwriters;

•	350 to institutional investors; and

•	100 to retail investors.

The undersigned, as representative of the several underwriters, has and will, and each underwriter and dealer has advised the undersigned that it has and, will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned, as representative of the several underwriters, hereby joins in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m., Eastern Time, on June 29, 2011 or as soon thereafter as practicable.

[Signature page follows]

STIFEL, NICOLAUS & COMPANY, INCORPORATED

Acting on behalf of itself and the several underwriters

By:	STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Seth Rubin
Name: Seth Rubin
Title: Managing Director

[Signature Page to Acceleration Request]